All-time high operational EBIT for Marine Harvest
(Oslo, 2 November 2016) Marine Harvest achieved an operational EBIT of EUR 180 million in the third quarter of 2016, compared to EUR 78 million in the corresponding quarter of 2015.

Supported by the good results, a strong forward market, and a solid financial position, the Board has resolved a quarterly dividend of NOK 2.30 per share.

- Driven by seasonally high salmon prices on strong demand and reduced supply, we achieved record high operational results. I am pleased that the hard work put in by all Marine Harvest employees results in positive earnings in all business segments and farming regions this quarter. It is especially encouraging to see that our business unit in Chile delivers positive earnings after many quarters with negative results. It is also very encouraging to see record high operational results in the Feed business area, says CEO Alf-Helge Aarskog.

Marine Harvest Group reported operational revenues of EUR 850 million (EUR 752 million) in the third quarter of 2016. Total harvest volume was 97 215 tonnes in the quarter (105 963 tonnes). Harvest guidance for 2016 is 381 000 tonnes, which is 19 000 tonnes lower than the previous guidance. Biological challenges are concerning especially in Norway and Scotland. Harvest guidance for 2017 is 403 000 tonnes.

Salmon of Norwegian origin achieved an operational EBIT per kilo of EUR 1.98 (1.25) in the third quarter, while salmon of Scottish and Canadian origin reported operational EBIT per kilo of EUR 0.60  and EUR 2.63  respectively (EUR 0.69 and EUR 0.14). Salmon of Chilean origin reported operational EBIT per kilo of EUR 1.44 in the quarter (EUR -0.72). The figures include contribution from Sales and Marketing, including MH Consumer Products. MH Consumer Products reported an operational EBIT of EUR 2.2 million (EUR 4.6 million).  MH Feed reported an operational EBIT of EUR 12.4 million (EUR 8.2 million).

- The market balance going forward is expected to remain tight. Combined with the unparalleled market demand we have seen in 2016, the future looks promising. We will continue to ramp-up marketing efforts in important markets such as the US where we are about to open up a new processing plant in Dallas. Production costs are increasing and Marine Harvest will continue the work for lower production costs, says Aarskog.

For further information, please contact:
Ivan Vindheim, CFO, Mobile: +47 958 71 310
Kim Galtung Døsvig, IR Officer & Head of Treasury, Mobile: +47 908 76 339

About Marine Harvest Group
Marine Harvest Group is the world's leading seafood company and largest producer of farmed salmon, with presence in 24 countries and a total of 12 400 employees worldwide. The company is headquartered in Bergen, Norway, and is listed on the
Oslo Stock Exchange and New York Stock Exchange (NYSE). Please see www.marineharvest.com for further information.

Forward looking statements
This release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," "plan," "goal," "target," "strategy," and similar expressions or future or conditional verbs such as "may," "will," "should," "would," and "could." Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA's registration statement on Form 20-F filed in 2014, including the section captioned "Risk Factors," contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.